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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BIOGOLD FUELS CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
090966102
(CUSIP Number)
Ryan N. Bowers
Heritage Holding Group, LLC
13520 Evening Creek Drive North, Suite 100
San Diego, CA 92128
(858) 679-0300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Heritage Holding Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California limited liability company

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		119,814,787[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

119,814,787[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,814,787[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1   Consists of 6,653,088 shares of Common Stock, warrants to purchase 75,441,133 shares of Common Stock and Notes convertible into 37,720,566 shares of Common Stock.
2   The percentage was calculated based upon 192,293,701 shares of Common Stock, as follows: as of September 30 2008, 79,132,002 shares of Common Stock were issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the year quarter ended September 30, 2008, and 113,161,699 shares of Common Stock are issuable upon the exercise of the Warrants or convertible upon conversion of the Notes held by the Reporting Persons.

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Heritage Equity Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California limited liability company

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		118,814,787[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

118,814,787[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,814,787[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1   Consists of 5,653,088 shares of Common Stock, warrants to purchase 75,44,133 shares of Common Stock and Notes convertible into 37,720,566 shares of Common Stock.
2   The percentage was calculated based upon 192,293,701 shares of common stock, as follows: as of September 30 2008, 79,132,002 shares of Common Stock were issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the year quarter ended September 30, 2008, and 113,161,699 shares of Common Stock are issuable upon the exercise of the Warrants or convertible upon conversion of the Notes held by the Reporting Persons.

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Heritage Opportunity Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California limited liability company

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,481,454[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

100,481,454[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,481,454[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1   Consists of 5,653,088 shares of Common Stock, warrants to purchase 75,44,133 shares of Common Stock and Notes convertible into 19,387,233 shares of Common Stock.
2   The percentage was calculated based upon 192,293,701 shares of common stock, as follows: as of September 30 2008, 79,132,002 shares of Common Stock were issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the year quarter ended September 30, 2008, and 113,161,699 shares of Common Stock are issuable upon the exercise of the Warrants or convertible upon conversion of the Notes held by the Reporting Persons.

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Heritage Dividend Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California limited liability company

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,333,333[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

18,333,333[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,333,333[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1   Consists of a Note convertible into 18,333,333 shares of Common Stock.
2   The percentage was calculated based upon 192,293,701 shares of Common Stock, as follows: as of September 30 2008, 79,132,002 shares of Common Stock were issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the year quarter ended September 30, 2008, and 113,161,699 shares of Common Stock are issuable upon the exercise of the warrants or convertible upon conversion of the Notes held by the Reporting Persons.

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Ryan N. Bowers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		585,477[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		119,814,7872

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		585,477[1]

WITH	10	SHARED DISPOSITIVE POWER

119,814,787[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,400,264

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

62.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1   Consists of 585,477 shares of Common Stock of which Mr. Bowers is the record holder.
2   Consists of 6,653,088 shares of Common Stock, warrants to purchase 75,441,133 shares of Common Stock and Notes convertible into 37,720,566 shares of Common Stock.
3   The percentage was calculated based upon 192,293,701 shares of Common Stock, as follows: as of September 30 2008, 79,132,002 shares of Common Stock were issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the year quarter ended September 30, 2008, and 113,161,699 shares of Common Stock are issuable upon the exercise of the warrants or convertible upon conversion of the Notes held by the Reporting Persons.

Item 1. Security and Issuer.
This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of BioGold Fuels Corporation, a Nevada corporation (the “Issuer”). The address of the principal offices of the Issuer is 1800 Century Park East, Suite 600 Los Angeles, California 90067.
Item 2. Identity and Background.
This Schedule 13D is being filed on behalf of entities Heritage Holding Group, LLC (“Heritage Holding”), Heritage Equity Group, LLC (“Heritage Equity”), Heritage Opportunity Fund, LLC (“Heritage Opportunity”), Heritage Dividend Fund, LLC (“Heritage Dividend”), and Ryan N. Bowers (each reporting entity, a “Reporting Person”). Mr. Bowers is the Managing Member of Heritage Holding, Heritage Holding is the Managing Member of Heritage Equity and Heritage Equity is the Managing Member of Heritage Opportunity and Heritage Dividend. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a “group” exists. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned by such Reporting Person.
The address of the principal offices of the Reporting Persons is 13520 Evening Creek Drive North, Suite 100, San Diego, CA 92128.
During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of the Reporting Persons are nor, during the last five years, were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that any Reporting Person was in violation of such laws.
Heritage Holding, Heritage Equity, Heritage Opportunity and Heritage Dividend are all limited liability companies organized under the laws of the State of California. Mr. Bowers is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration.
On March 3, 2008 Heritage Holding entered into a Note Purchase Agreement (the “March Purchase Agreement”) whereby Heritage Holding purchased a secured promissory note in the principal amount of $550,000 (the “March Note”). The March Note was subsequently assigned to Heritage Dividend. On September 2, 2008 Heritage Opportunity entered into a Note and Warrant Purchase Agreement (the “September Purchase Agreement”) for the purchase of additional notes and warrants. Pursuant to the September Purchase Agreement, Heritage Opportunity purchased a secured convertible promissory note in the principal amount of $287,500 convertible into 2,875,000 shares of Common Stock (the “September Note”) and a warrant to purchase 1,437,500 shares of Common Stock (the “September Warrant”). In connection with the parties’ entry into the September Purchase Agreement, the March Note was amended to include a convertibility provision such that it is convertible into 5,500,000 shares of Common Stock (the “Amended March Note”).

On November 4, 2008, pursuant to a certain Amendment to the September Purchase Agreement (the “Amended Purchase Agreement”), Heritage Opportunity purchased a secured convertible promissory note in the principal amount of $294,117, which is convertible into 9,803,900 shares of Common Stock (the “New Note”) and a warrant to purchase 19,607,700 shares of Common Stock (the “New Warrant”). In addition, the parties (i) amended the Amended March Note to modify the conversion feature such that it is now convertible into 18,333,333 shares of Common Stock (the “Second Amended March Note”); (ii) granted Heritage Opportunity a warrant to purchase 36,666,667 shares of Common Stock (the “Heritage Opportunity Warrant”); (iii) amended the September Note such that it is now convertible into 9,583,333 shares of Common Stock (the “Amended September Note”); (iv) amended the September Warrant to provide that is exercisable into 19,166,667 shares of Common Stock (the “Amended September Warrant”) (together, the Second Amended March Note, the Heritage Opportunity Warrant, the Amended September Note, the Amended September Warrant, the New Note and the New Warrant, the “Securities”). The working capital of Heritage Holding and Heritage Opportunity was the source of funds for the purchase of the Securities.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Securities for general investment purposes. In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock or other securities of the Issuer or further investments in the Issuer.
The Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as of September 30, 2008, there were 79,132,002 shares of Common Stock issued and outstanding. Heritage Holding is the record holder of 1,000,000 shares of Common Stock, and the beneficial owner of Warrants to purchase 75,441,133 shares of Common Stock and Notes convertible into 37,720,566 shares of Common Stock, representing approximately 62.3% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants and the conversion of the Notes issued to Reporting Persons. Heritage Opportunity is the record holder of 5,653,088 shares of Common Stock, the beneficial owner of Warrants to purchase 75,441,133 shares of Common Stock and Notes convertible into 19,387,233 shares of Common Stock, representing approximately 52.3% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants and the conversion of the Notes issued to Reporting Persons. Heritage Dividend is the beneficial owner of a Note convertible into 18,333,333 shares of Common Stock, representing approximately 9.5% of the issued and outstanding shares of Common Stock assuming the exercise of the Warrants and the conversion of the Notes issued to Reporting Persons Ryan N. Bowers is the record holder of 585,477 shares of Common Stock. Ryan N. Bowers as managing member has the power to direct the voting of Heritage Holdings. Heritage Holdings as managing member has the power to direct the voting of Heritage Equity. Heritage Equity as managing member has the power to direct the voting of Heritage Opportunity and Heritage Dividend.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In accordance with the Purchase Agreement, the Issuer agreed, as long as the Reporting Persons are the holders of at least 10% of the Issuer’s common stock on an as-converted and fully-diluted basis or there is an outstanding balance due under any of the Notes, the Issuer shall (i) permit Reporting Persons at Issuer’s expense, to visit and inspect the Issuer’s properties, to examine its books of account and records and to discuss the Issuer’s affairs, finances and accounts with its officers, all at such reasonable times as may be reasonably requested by Reporting Persons; (ii) invite a representative of Reporting Persons to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents and all other materials that it provides to the directors; (iii) not without the prior written consent of Reporting Persons (which may be granted or withheld it is sole and absolute discretion) after giving at least ten (10) business days notice: (A) issue new shares of the Issuer’s common stock; (B) create (by reclassification or otherwise) any new class of securities, including preferred stock and subordinated convertible debt; (C) enter into any financing transaction or series of transactions; (D) enter into any transaction or series of transactions whose value is greater than $50,000; (E) enter into any Change in Control (as that term is defined in the Purchase Agreement ); or (F) offer any securities (other than securities issued pursuant to employee benefit plans up to a maximum of 500,000 shares) to any person or entity.
Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed As Exhibits.

Exhibit A:	First Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and between BioGold Fuels Corporation and Heritage Opportunity Fund, LLC.

Signature
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.
Dated: December 12, 2008

HERITAGE HOLDING GROUP, LLC

		By:	/s/ Ryan N. Bowers

Ryan N. Bowers, Managing Member
By:	/s/ Ryan N. Bowers

Ryan N. Bowers

HERITAGE EQUITY GROUP, LLC

By: HERITAGE HOLDING GROUP, LLC
Its: Managing Member

		By:	/s/ Ryan N. Bowers

Ryan N. Bowers, Managing Member

HERITAGE OPPORTUNITY FUND, LLC

By: HERITAGE EQUITY GROUP, LLC
Its: Managing Member

		By:	/s/ Ryan N. Bowers

Ryan N. Bowers, Managing Member

HERITAGE DIVIDEND FUND, LLC

By: HERITAGE EQUITY GROUP, LLC
Its: Managing Member

		By:	/s/ Ryan N. Bowers

Ryan N. Bowers, Managing Member

Exhibit Index

Exhibit A:	First Amendment to Securities Purchase Agreement, dated as of November 4, 2008, by and between BioGold Fuels Corporation and Heritage Opportunity Fund, LLC.